EXHIBIT 99.1

Press Release Dated March 27, 2013, Suncor Energy not proceeding with Voyageur upgrader project

News Release

FOR IMMEDIATE RELEASE

Suncor Energy not proceeding with Voyageur upgrader project

Calgary, Alberta (Mar. 27, 2013) – Suncor Energy today announced that it is not proceeding with the Voyageur upgrader project.  The decision is the result of a joint strategic and economic review launched by Suncor and its joint venture partner Total E&P Canada Ltd in late 2012.

“Since 2010, market conditions have changed significantly, challenging the economics of the Voyageur upgrader project,” said Steve Williams, president and chief executive officer.  “That’s why we undertook a thorough review of the project to determine whether it met our criteria for long-term, profitable growth.”

“This decision is in line with our commitment to capital discipline and our stated plan to allocate capital with priority given to developing higher-return growth projects and accelerating the return of cash to shareholders through dividends and share buybacks.”

As a result of not proceeding with the Voyageur upgrader project, Suncor expects to incur a charge to first quarter 2013 net income and cash flow from operations of approximately $140 million and $180 million respectively.

On March 27, 2013, Suncor acquired Total E&P Canada Ltd.’s interest in the Voyageur Upgrader Limited Partnership for $515 million to gain full control over the partnerships assets.

“We are pleased with the value this deal provides to Suncor,” said Williams. “Among other things, we will now be able to exclusively utilize the partnership assets to continue driving value from our base business and to support our profitable oil sands growth.”

Forward-looking statements in this news release include the estimated impact of the above events on the company’s first quarter 2013 earnings. The purpose of including this information in this press release is to assist persons in understanding the expected impact on earnings associated with the above events; this information may not be appropriate for other purposes.  Suncor has prepared its estimate of the impact on first quarter 2013 earnings based on judgments, estimates and assumptions which Suncor believes are reasonable including judgments, estimates and assumptions relating to the present value of the partnership assets as well as anticipated costs and expenses to be incurred as a result of the decision not to proceed with the project and the associated amount of anticipated future partnership liabilities. For more information regarding these judgments, estimates and assumptions as they relate to critical accounting estimates, please see Suncor’s 2012 Annual Report to Shareholders which are incorporated herein by reference. These assumptions and factors are not exhaustive. Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Cash flow from operations, which is included in this press release, is not prescribed by Canadian generally accepted accounting principles (GAAP).  This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. This non-GAAP financial measure is included because management uses the information to analyze operating performance, leverage and liquidity, and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.  To see how Suncor has previously defined cash flow from operations and reconciled this non-GAAP financial measure to cash flow provided by operating activities, a GAAP measure, see the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated February 26, 2013.

Suncor’s Annual Information Form/Form 40-F dated March 1, 2013 and 2012 Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com